SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                                Allscripts, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   019886100
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 July 23, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

     ---------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 019886100                   13G                     Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

      NUMBER OF                   5.   SOLE VOTING POWER                 -0-
        SHARES
     BENEFICIALLY                 ----------------------------------------------
       OWNED BY                   6.   SHARED VOTING POWER        5,254,063
         EACH
      REPORTING                   ---------------------------------------------
     PERSON WITH                  7.    SOLE DISPOSITIVE POWER           -0-

                                  ----------------------------------------------
                                  8.    SHARED DISPOSIVE POWER    5,254,063

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,254,063
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.2%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 019886100                  13G                      Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

      NUMBER OF                   5.   SOLE VOTING POWER                 -0-
        SHARES
     BENEFICIALLY                 ----------------------------------------------
       OWNED BY                   6.   SHARED VOTING POWER        5,254,063
         EACH
      REPORTING                   ---------------------------------------------
     PERSON WITH                  7.    SOLE DISPOSITIVE POWER           -0-

                                  ----------------------------------------------
                                  8.    SHARED DISPOSIVE POWER    5,254,063

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,254,063
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.2%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         OO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 019886100                  13G                      Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, INC.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

      NUMBER OF                   5.   SOLE VOTING POWER                 -0-
        SHARES
     BENEFICIALLY                 ----------------------------------------------
       OWNED BY                   6.   SHARED VOTING POWER        5,254,063
         EACH
      REPORTING                   ---------------------------------------------
     PERSON WITH                  7.    SOLE DISPOSITIVE POWER           -0-

                                  ----------------------------------------------
                                  8.    SHARED DISPOSIVE POWER    5,254,063

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,254,063
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         18.2%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 019886100                  13G                      Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS III, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

      NUMBER OF                   5.   SOLE VOTING POWER                 -0-
        SHARES
     BENEFICIALLY                 ----------------------------------------------
       OWNED BY                   6.   SHARED VOTING POWER        4,611,499
         EACH
      REPORTING                   ---------------------------------------------
     PERSON WITH                  7.    SOLE DISPOSITIVE POWER           -0-

                                  ----------------------------------------------
                                  8.    SHARED DISPOSIVE POWER    4,611,499

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,611,499
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.0%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 019886100                  13G                     Page 6 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE INVESTORS III, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

      NUMBER OF                   5.   SOLE VOTING POWER                 -0-
        SHARES
     BENEFICIALLY                 ----------------------------------------------
       OWNED BY                   6.   SHARED VOTING POWER          442,914
         EACH
      REPORTING                   ---------------------------------------------
     PERSON WITH                  7.    SOLE DISPOSITIVE POWER           -0-

                                  ----------------------------------------------
                                  8.    SHARED DISPOSIVE POWER      442,914

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         442,914
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.5%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 019886100                  13G                     Page 7 of 12 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR FUND, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

      NUMBER OF                   5.   SOLE VOTING POWER                -0-
        SHARES
     BENEFICIALLY                 ----------------------------------------------
       OWNED BY                   6.   SHARED VOTING POWER         199,650
         EACH
      REPORTING                   ----------------------------------------------
     PERSON WITH                  7.    SOLE DISPOSITIVE POWER          -0-

                                  ----------------------------------------------
                                  8.    SHARED DISPOSIVE POWER     199,650

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         199,650
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.7%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     Allscripts, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     2401 Commerce Drive, Libertyville, IL 60048

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley Dean Witter & Co. ("MSDW")

     Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.")

     Morgan Stanley Venture Partners III, L.L.C. ("MSVP III, L.L.C.")

     Morgan Stanley Venture Partners III, L.P. ("MSVP III, L.P.")

     Morgan Stanley Venture Investors III, L.P. ("MSVI III, L.P.")

     The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. (the "Entrepreneur Fund")

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c). Citizenship:

     The citizenship of MSDW, MSVC III, Inc., MSVP III, L.L.C., MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund is Delaware.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock par value, $0.01 per share.

Item 2(e). CUSIP Number:

     019886100

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2000: (1) MSVP III, L.P. owned directly 4,611,499 shares of Common Stock; (2) MSVI III, L.P. owned directly 442,914 shares of Common Stock; and (3) the Entrepreneur Fund owned directly 199,650 shares of Common Stock.

     MSVP III, L.L.C. is the general partner of MSVP III, L.P., MSVI III, L.P. and the Entrepreneur Fund, (collectively, the "Funds") and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Common Stock held by the Funds. MSVC III, Inc. is the institutional managing member of MSVP III, L.L.C., and, as such, shares, together with the remaining managing members, the power to direct the actions of MSVP III, L.L.C. MSDW, as the sole shareholder of MSVC III, Inc., controls the actions of MSVC III, Inc. Therefore, MSVP III, L.L.C., MSVC III, Inc. and MSDW each may be deemed to have beneficial ownership of the 5,254,063 shares of Common Stock held collectively by the Funds.

       (b)Percent of class: (1)

     Morgan Stanley Dean Witter & Co.                 18.2% of the Common Shares

     Morgan Stanley Venture Capital III, Inc.         18.2% of the Common Shares

     Morgan Stanley Venture Partners III, L.L.C.      18.2% of the Common Shares

     Morgan Stanley Venture Partners III, L.P.        16.0% of the Common Shares

     Morgan Stanley Venture Investors III, L.P.       1.5% of the Common Shares

     The Morgan Stanley Venture Partners              0.7% of the Common Shares
     Entrepreneur Fund, L.P.
-------------------
(1) Based on the 28,776,804 shares of Common Stock reported to be outstanding as of October 31, 2000 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2000.

(c)  Number of shares as to which such person has:



                                   (i)                    (ii)                      (iii)                         (iv)
                       Sole power to vote or to  Shared power to vote or  Sole power to dispose or to    Shared power to dispose or
                             direct to vote         to direct to vote      direct the disposition of    to direct the disposiiton of
                       ------------------------  -----------------------  ---------------------------   ----------------------------
Morgan Stanley Dean               - 0 -                 5,254,063                    - 0 -                      5,254,063
Witter & Co.

Morgan Stanley Venture            - 0 -                 5,254,063                    - 0 -                      5,254,063
Capital III, Inc.

Morgan Stanley Venture            - 0 -                 5,254,063                    - 0 -                      5,254,063
Partners III, L.L.C.

Morgan Stanley Venture            - 0 -                 4,611,499                    - 0 -                      4,611,499
Partners III, L.P.

Morgan Stanley Venture            - 0 -                   442,914                    - 0 -                        442,914
Investors III, L.P.

The Morgan Stanley                - 0 -                   199,650                    - 0 -                        199,650
Venture Partners
Entrepreneur Fund, L.P.


                                                     Page 10 of 12

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Date: January 26, 2001


                                MORGAN STANLEY DEAN WITTER & CO.


                                By: /s/ Peter Vogelsang
                                   --------------------------------------------
                                      Name:  Peter Vogelsang
                                      Title: Authorized Signatory



                                MORGAN STANLEY VENTURE CAPITAL III,
                                INC.


                                By: /s/ Debra Abramovitz
                                   --------------------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President and Treasurer



                                MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

                                By: Morgan Stanley Venture Capital III, Inc.,
                                       as Institutional Managing Member


                                By: /s/ Debra Abramovitz
                                   --------------------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President and Treasurer



                                MORGAN STANLEY VENTURE PARTNERS III, L.P.

                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                       as General Partner

                                By: Morgan Stanley Venture Capital III, Inc.,
                                       as Institutional Managing Member of the
                                       General Partner


                                By: /s/ Debra Abramovitz
                                   --------------------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President and Treasurer

                                MORGAN STANLEY VENTURE INVESTORS III,
                                L.P.

                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                       as General Partner

                                By: Morgan Stanley Venture Capital III, Inc.,
                                       as Institutional Managing Member of the
                                       General Partner


                                By: /s/ Debra Abramovitz
                                   --------------------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President and Treasurer



                                THE MORGAN STANLEY VENTURE PARTNERS
                                ENTREPRENEUR FUND, L.P.

                                By: Morgan Stanley Venture Partners III, L.L.C.,
                                       as General Partner

                                By: Morgan Stanley Venture Capital III, Inc.,
                                       as Institutional Managing Member of the
                                       General Partner


                                By: /s/ Debra Abramovitz
                                   --------------------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President and Treasurer

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Allscripts, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this January 26, 2001.

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.


MORGAN STANLEY DEAN WITTER & CO.

By: /s/ Peter Vogelsang
    --------------------------------------------
    Name:    Peter Vogelsang
    Title:   Authorized Signatory


MORGAN STANLEY VENTURE CAPITAL III, INC.

By: /s/ Debra Abramovitz
    --------------------------------------------
    Name:    Debra Abramovitz
    Title:   Vice President and Treasurer


MORGAN STANLEY VENTURE PARTNERS III, L.L.C.
By: Morgan Stanley Venture Capital III, Inc.,
    as Institutional Managing Member

By: /s/ Debra Abramovitz
    --------------------------------------------
    Name:    Debra Abramovitz
    Title:   Vice President and Treasurer

MORGAN STANLEY VENTURE PARTNERS III, L.P.
By: Morgan Stanley Venture Partners III, L.L.C.,
    as General Partner

By: Morgan Stanley Venture Capital III, Inc.,
    as Institutional Managing Member of the
    General Partner

By: /s/ Debra Abramovitz
    --------------------------------------------
    Name:    Debra Abramovitz
    Title:   Vice President and Treasurer


MORGAN STANLEY VENTURE INVESTORS III, L.P.
By: Morgan Stanley Venture Partners III, L.L.C.,
    as General Partner

By: Morgan Stanley Venture Capital III, Inc.,
    as Institutional Managing Member of the
    General Partner

By: /s/ Debra Abramovitz
    --------------------------------------------
    Name:    Debra Abramovitz
    Title:   Vice President and Treasurer


THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR
FUND, L.P.

By: Morgan Stanley Venture Partners III, L.L.C.,
    as General Partner
By: Morgan Stanley Venture Capital III, Inc.,
    as Institutional Managing Member of the
    General Partner

By: /s/ Debra Abramovitz
    --------------------------------------------
    Name:    Debra Abramovitz
    Title:   Vice President and Treasurer


                                       2